Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE PROVIDES IPTV SOLUTION IN HUNGARY

HERZLIYA, ISRAEL, November 14, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced that it is providing its IPTV solution to Hungarian Internet service provider, TVnet. Upgrading its current internet and telephony services, TvNet has added IPTV to its basket of services, to commence in Budapest in December.

Optibase provided its high-quality, high-reliability carrier class IPTV head end for streaming MPEG-4 H.264 channels to local system integrator, Ring Net Telecommunications for the installation of TVnet’s end to end IPTV solution. Providing broadcast quality video, the Optibase MGW 5100 encodes live video and transcodes from DVB satellite feeds, for streaming over IP networks.

Tibor Orban, CEO of Ring Net, the project system integrator said, “TVnet has started a significant investment in IPTV. By capitalizing on Optibase’s advanced technologies such as MPEG-4 H.264 compression and smooth IP Video streaming, TVnet can add digital television services to their traditional ISP offerings. This enables TVnet to yield higher monthly revenues and is more cost-effective for both the ISP and the subscriber in that it utilizes the service provider’s existing broadband infrastructure.”

“Our MGW 5100 integrated digital head ends are already enabling operators worldwide to offer an enhanced viewing experience,” said Udi Shani, Executive VP of Sales at Optibase. “We are pleased to have provided Ring Net with a superior IPTV solution that complements their vision of increasing choice for the ISP and the end user. With Optibase’s advanced H.264 technology, TVnet can offer a cost-effective TV over IP service to their subscribers.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

About Ring Net

Ring Net Telecommunications Ltd., established in 1996, is a successful systems integrator throughout the Central and Eastern European telecommunications market. In the field of IP and audio/video distribution, Ring Net has successfully completed considerable projects, including the installation of MMDS IP systems, VoIP systems, IP based video audio transmission systems, as well as numerous Cable IP networks at leading enterprises and carriers including MATAV, Antenna Hungaria, British Telecom Hungary, BME Technical University, NME Technical University and more.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, filed with the Securities and Exchange Commission. .  The Company does not undertake any obligation to update forward-looking statements made herein.